EXHIBIT (e)(8)

[LETTERHEAD OF MACKINAC PARTNERS]

September 7, 2006

Sunterra Corporation

3865 West Cheyenne Avenue

North Las Vegas, Nevada 89032

Attn: Fred Bauman

Dear Fred:

We are pleased to confirm that Sunterra Corporation (the “Company”) has retained Mackinac Partners, LLC (“MP”), to provide interim management services to the Company, on the following terms:

1. As part of its engagement, during the Term James A. Weissenborn, Managing Partner of MP (“Executive”), will serve as Interim President and Chief Executive Officer of the Company or in such other senior executive capacity as MP and the Company may agree. During the Term, Executive will devote substantially full time to his duties to the Company (the Company recognizes that Executive has other client and administrative duties at MP and that he will continue to fulfill such duties during the Term). Executive will perform such services, consistent with his position, as requested or directed by the Company’s Board of Directors.

2. The term of MP’s engagement pursuant to this agreement (the “Term”) began on June 21, 2006 (the “Effective Date”) and will continue until February 28, 2007, with such additional renewals as MP and the Company may agree upon. The Company may terminate MP’s engagement at any time for “Cause” (as defined below) and MP may terminate its engagement at any time for “Good Reason” (as defined below). As used in this agreement:

“Cause” means a material breach of this agreement by MP which is not cured by MP within 10 days after written notice from the Company; any act of fraud, theft or embezzlement by Executive; Executive’s conviction of any felony; or gross negligence or willful malfeasance by Executive in the performance of his duties under this agreement.

“Good Reason” means a material breach of this agreement by the Company (including failing to pay any amount to MP when due) or a reduction in Executive’s position or duties.

Sunterra Corporation

September 7, 2006

3. (a) As compensation for the services rendered by MP, during the Term the Company will pay MP a monthly fee of $85,000, payable in arrears no later than five business days after the end of each month (the Company will pay MP an amount sufficient to cover the period since the Effective Date within five (5) business days after the date of this agreement). MP will also be entitled to incentive compensation pursuant to Exhibit A to this agreement.

(b) The Company will reimburse MP promptly upon request for its out-of-pocket expenses incurred in connection with this agreement. including commuting and temporary housing or other appropriate arrangements, and fees for advice given to Executive by his own counsel with respect to matters related to the Company.

(c) During the Term, Executive will not be entitled to any fees or additional compensation with respect to his service as a director of the Company.

4. The Company shall indemnify Executive to the same extent as the most favorable indemnification it extends to its officers or directors, whether under the Company’s bylaws, its certificate of incorporation, by contract or otherwise, and no reduction or termination in any of the benefits provided under any such indemnities shall affect the benefits provided to MP or Executive. MP and Executive shall be covered as an officer under the Company’s existing director and officer liability insurance policy. The Company shall also maintain any such insurance coverage for MP and Executive for a period of not less than two years following the date of the termination of such officer’s services hereunder. The provisions of this paragraph 4 are in the nature of contractual obligations and no change in applicable law or the Company’s charter, bylaws or other organizational documents or policies shall affect MP’s or Executive’s rights hereunder. In all events, notwithstanding the foregoing, MP and Executive will receive indemnification and expense advances and reimbursement from the Company to the maximum extent permitted by Maryland law.

5. MP may also be engaged to act for the Company in one or more capacities other than pursuant to this agreement. The terms of any such additional engagement may be embodied in one or more separate written letters or agreements.

6. You understand that the services to be rendered by the Executive and MP may include the preparation of projections and other forward-looking statements, and that numerous factors can affect the actual results of the Company’s operations, which may materially and adversely differ from those projections and other forward-looking statements. In addition, Executive and MP will be relying on information provided by other members of the Company’s management in the preparation of those projections and other forward-looking statements. Neither Executive nor MP makes any representation or guarantee that an appropriate restructuring proposal or strategic alternative can be formulated for the Company, that any restructuring proposal or strategic alternative presented to the Company’s Board of Directors will be more successful than all other possible restructuring proposals or strategic alternatives, that restructuring is the best course of action for the Company or, if formulated, that any proposed restructuring plan or

Sunterra Corporation

September 7, 2006

strategic alternative will be accepted by any of the Company’s creditors, shareholders and other constituents. Further, neither Executive nor MP assumes responsibility for the selection of any restructuring proposal or strategic alternative that any such officer assists in formulating and presenting to the Board, and Executive and MP shall be responsible for implementation only of the proposal or alternative approved by the Board and only to the extent and in the manner authorized and directed by the Board.

7. The Company acknowledges that all advice (written or oral) given by MP to the Company in connection with this engagement is intended solely for the benefit and use of the Company (limited to its Board and management) in considering the matters to which this engagement relates. The Company agrees that no such advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time in any manner or for any purpose other than accomplishing the tasks referred to herein without MP’s prior approval (which shall not be unreasonably withheld), except as required by law.

8. MP is not currently aware of any relationship that would create a conflict of interest with the Company or those parties-in-interest of which you have made us aware. Because MP is a consulting firm that serves clients on an international basis in numerous cases, both in and out of court, it is possible that MP may have rendered services to or have business associations with other entities or people which had or have or may have relationships with the Company, including creditors of the Company. In the event you accept the terms of this engagement, MP will not represent, and MP has not represented, the interests of any such entities or people in connection with this matter.

9. Notices under this agreement must be in writing and be mailed, sent by recognized overnight courier, telecopied or hand delivered: (a) if to the Company at its offices at the address reflected above, attention: Fred Bauman; and (b) if to MP, at its offices at 38710 Woodward Ave., Suite 240 Bloomfield Hills, MI 48304, Attention: Mr. James Weissenborn.

10. This agreement may be executed in counterpart.

11. This agreement incorporates the entire understanding of the parties and supersedes all previous agreements and/or discussions between MP and the Company concerning its subject matter.

12. This agreement may not be amended or modified except in writing executed by the Company and MP.

13. This agreement will be governed by, and construed in accordance with, the laws of the State of Nevada. The parties waive any right to trial by jury in connection with any dispute related to this agreement or any other matter contemplated by this agreement.

14. Except as contemplated by this agreement and except as required by applicable law, MP will keep confidential all material non-public information of the Company.

Sunterra Corporation

September 7, 2006

Please confirm your agreement with the foregoing by dating, signing and returning the enclosed copy of this letter agreement, whereupon it will become binding and enforceable in accordance with its terms.

We are delighted to accept this engagement and look forward to working together with you on this assignment.

Sincerely,

Mackinac Partners, LLC

By:	/S/ JAMES A. WEISSENBORN
Name:	JAMES A. WEISSENBORN
Title:	CEO/PRESIDENT

Agreed to this on September 8, 2006:

Sunterra Corporation

By:	/S/ FREDERICK C. BAUMAN
Name:	FREDERICK C. BAUMAN
Title:	VP, GENERAL COUNSEL AND SECRETARY

Exhibit A

Incentive Compensation

Sunterra Corporation (the “Company”) and Mackinac Partners, LLC (“MP”) are parties to an engagement letter dated September 8, 2006 (“Engagement Letter”), pursuant to which the parties have agreed to the incentive compensation described below.

Term. This incentive compensation arrangement shall be effective as of the date the Engagement Letter is executed and delivered by the parties and shall expire on the earliest to occur of (i) the day that is six (6) months after the date of the termination of services (the “Termination Date”) of MP pursuant to the Engagement Letter or any extension thereof, (ii) the date of a Change in Control of the Company (as defined in the Engagement Letter), or (iii) the date of a termination by MP of its services under the Engagement Letter without Good Reason (as defined in the Engagement Letter); provided, however, that MP shall not be entitled to any incentive compensation hereunder in the event (A) the Company terminates or is entitled to terminate the services of MP for Cause (as defined in the Engagement Letter), (B) MP terminates provision of services under clause (iii) above or (C) the services of MP pursuant to the Engagement Letter is terminated for any reason during the first three months after June 21, 2006. The period described in the immediately preceding sentence and subject to the proviso therein is herein referred to as the “Term”.

In the event that during the Term either (i) for a period of fifteen (15) consecutive trading days immediately preceding the Termination Date the average “closing price” (as defined below) per share of common stock of the Company or (ii) a Change in Control of the Company is consummated in which the “net sales price” (as defined below) per share of common stock of the Company, equals or exceeds any of the stock price thresholds set forth in the table below, MP shall be entitled to the number of shares of common stock of the Company or a cash payment in the amount set forth in such table and applicable to such stock price threshold and, to the extent not previously earned and payable, any lower stock price threshold. Whether the incentive compensation shall be in the form of cash or stock shall be at the Company’s option. Notwithstanding any other provision herein, MP shall be entitled to incentive compensation hereunder only a single time with respect to each stock price threshold set forth in the table below, and each stock price threshold represents a separate incentive compensation opportunity that can be earned by MP only once under any circumstances. For example, if the average closing price of a share of common stock of the Company is equal to $16 for a period of 15 consecutive trading days immediately preceding the Termination Date, MP shall be entitled to the applicable incentive compensation set forth for the $15 stock price hurdle and the $16 stock price hurdle. However, if a Change in Control occurs subsequently during the Term at a net sales price per share of $16.75, MP shall not be entitled to any additional payment.

For purposes hereof, “Change in Control” of the Company shall be deemed to have occurred upon any of the following events:

(A) any “Person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, or successor sections) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, or successor rule), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board; or

(B) the consummation of a merger, consolidation, reorganization, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company’s stockholders, whether for such transaction or the issuance of securities in the transaction; or

(C) a sale of all or substantially all of the Company’s assets; or

(D) the stockholders of the Company approve a plan of complete liquidation or dissolution.

For purposes hereof, the “closing price” of a share of common stock of the Company shall be the closing price as reported in The Wall Street Journal if such common stock is listed on a national securities exchange, or if not so listed on a national securities exchange, the closing price as reported by the OTC Bulletin Board (the “OTCBB”), or, if not quoted on the OTCBB, the average of the high and low prices at which sales occurred during the trading day in the domestic over-the-counter market as reported by the Pink Sheets, LLC, or any similar successor organization.

For purposes hereof, the “net sales price” of a share of common stock of the Company shall be the amount per share received by each common stockholder of the Company that is not an employee or consultant to the Company in connection with a Change in Control of the Company, excluding any amounts placed in an escrow, held in reserve or otherwise set aside and, in each case, subject to payment to any other person in connection with or as a result of the Change in Control until such amounts are released from such escrow, reserve or contingency and paid to the stockholder.

Incentive Compensation Table
Stock Price Thresholds	Cash Payment Amount	Shares
$15	$225,000	15,000
$16	$255,000	15,000
$17	$370,000	20,000

Payment of any incentive compensation hereunder shall be made as soon as administratively practicable after the incentive compensation is earned, but in any case not later than the 15th day of the third month after the end of either the Company’s taxable year or MP’s taxable year (whichever is later) in which such compensation is earned.

Adjustments. In the event of any adjustment, recapitalization, reorganization or other change in the Company’s capital structure, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution to stockholders of a material amount of assets of the Company (including in the form of an extraordinary dividend), or any other change in the corporate structure or shares of the Company, the Board of Directors of the Company shall make such equitable adjustments as it deems appropriate in the stock price thresholds set forth in the incentive compensation table above so as to neither increase nor decrease the amount or probability of the incentive compensation opportunity. Any such adjustment shall be final, conclusive and binding for all purposes. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company’s obligations hereunder may be canceled in exchange for a cash payment in the amount otherwise provided hereunder.